Exhibit 99.35

ImmunoPrecise Antibodies Will Be in San Francisco During J.P. Morgan Healthcare Conference Week January 13-16, 2020

VICTORIA, Jan. 6, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) announced today IPA will be in San Francisco during the J.P. Morgan 38th Annual Healthcare Conference events running from January 13-16, 2020 in San Francisco, California. The annual J.P. Morgan Healthcare Conference is the largest and most informative healthcare investment symposium in the industry, bringing together industry leaders, emerging fast-growth companies, innovative technology creators, and members of the investment community.

Thirty-eight years ago, this meeting launched as a boutique event with only 20 companies focused on biotechnology. Now it attracts more than 450 companies, both public and private, to deliver presentations to more than 9,000 attendees. Global thought leaders and biotech industry experts share their ideas and strategies with investors to reshape the industry.

Jennifer Bath, ImmunoPrecise President and CEO, Frederic Chabot, Investor Relations, and Brian Lundstrum, Director, will be taking investor and business development meetings throughout the conference. To request a meeting please email Sue LeGare.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select™ progressive, single-cell interrogation technology and the DeepDisplay™ custom phage libraries, as well as the Abthena™ bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter timeframe, with the highest probability of succeeding to clinical trials. ImmunoPrecise’s discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical facts, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for ImmunoPrecise being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 09:30e 06-JAN-20